 Mitsubishi UFJ Financial Group, Inc.
7-1, Marunouchi 2-chome Chiyoda-ku,
Tokyo 100-8330 Japan
July 30, 2024
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.
Re: Notice of Disclosure Filed in Exchange Act Annual Report
under Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13(r) of the U.S. Securities Exchange Act of 1934
Ladies and Gentlemen:
Pursuant to Section 219 of the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the U.S. Securities Exchange Act of 1934, as amended, notice is hereby provided that Mitsubishi UFJ Financial Group, Inc. has made disclosure pursuant to those provisions in its annual report on Form 20-F for the fiscal year ended March 31, 2024, which was filed with the U.S. Securities and Exchange Commission on July 30, 2024.

Respectfully submitted, MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Jun Togawa
Name:	Jun Togawa
Title:	Group Chief Financial Officer

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